SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Month of April 2015

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Andhra Pradesh 500 034, India

+91-40-4900-2900

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

Not applicable.

(1)	Press Release, “Dr. Reddy’s Laboratories and its subsidiary Promius PharmaTM announce the filing of three NDAs with the USFDA”, April 7, 2015.	3

CONTACT:
CALVIN PRINTER Media Relations calvinprinter@drreddys.com (Ph: +91-40- 49002121)	KEDAR UPADHYE Investor Relations kedaru@drreddys.com (Ph: +91-40-66834297)
SAUNAK SAVLA Investor Relations saunaks@drreddys.com (Ph: +91-40- 49002135)	ASHISH GIROTRA (USA) Investor Relations ashishg@drreddys.com (Ph:+1 609-375-9805)

Press Release	For Immediate Release

Hyderabad, India and Princeton, USA. April 7, 2015

Dr. Reddy’s Laboratories and its subsidiary Promius PharmaTM announce the filing of three NDAs with the USFDA

Dr. Reddy’s Laboratories (NYSE:RDY) and its subsidiary, Promius Pharma™, LLC today announced the filing of three 505(b)(2) New Drug Applications (NDAs) with the U.S. Food and Drug Administration (US FDA).

The three NDAs - DFD-01, DFD-09, and DFN-11, are in support of Dr. Reddy’s Proprietary Products group, focused on developing and commercializing therapies in dermatology and neurology.

DFD-01 and DFD-09 are the first dermatology applications submitted to the NDA that have been fully developed leveraging in-house capabilities.

•	DFD-01 is a corticosteroid delivered in a novel non-irritating spray platform, intended for the treatment of patients suffering from psoriasis.

•	DFD-09 is a modified release oral tetracycline intended for the treatment of rosacea.

DFN-11 is the first development program filed in support of a newly created vertical, focused on the US neurology market.

•	DFN-11 is a drug-device combination product intended to treat acute migraine episodes in certain patient populations who are inadequately managed with existing treatment regimens.

Commenting on the filings, Raghav Chari, Executive Vice President of Proprietary Products at Dr. Reddy’s and President of Promius Pharma™ said: “These products potentially represent new, compelling options for specific segments of patients suffering from Psoriasis, Rosacea and Migraine. They are also the first of a large basket of products targeting conditions predominantly treated by the medical dermatologist and neurologist. By focusing exclusively on these two specialty therapeutic areas, we intend to build a leading presence in them over time.”

Upon approval, the products will be commercialized by Promius Pharma™.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products - Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infectives. Dr. Reddy’s operates in markets across the globe. Our major markets include - USA, Russia & CIS and India. For more information, log on to:www.drreddys.com.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults, currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or re organization, including related integration issues.

The company assumes no obligation to update any information contained herein.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED
(Registrant)

	By:	/s/ Sandeep Poddar
Date: May 5, 2015		Name:	Sandeep Poddar
		Title:	Company Secretary

5